FILED PURSUANT TO RULE 424(B)(3)

File Number 333-150383

SUNGARD DATA SYSTEMS INC.

SUPPLEMENT NO. 12 TO

MARKET-MAKING PROSPECTUS DATED MAY 13, 2008

THE DATE OF THIS SUPPLEMENT IS APRIL 2, 2009

ON APRIL 2, 2009, SUNGARD DATA SYSTEMS INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED MARCH 27, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): March 27, 2009

SUNGARD® DATA SYSTEMS INC.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	1-12989	51-0267091
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

680 EAST SWEDESFORD ROAD, WAYNE, PENNSYLVANIA	19087
(Address of Principal Executive Offices)	(Zip Code)

REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE: 484-582-2000

Not Applicable

(Former Name and Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Receivables Facility

Overview

On March 27, 2009, SunGard AR Financing LLC, a newly-formed wholly-owned, bankruptcy-remote, special purpose financing subsidiary (“Financing”) of SunGard Data Systems Inc. (the “Company”) entered into a syndicated receivables facility with each of the financial institutions signatory thereto from time to time, as the Lenders and General Electric Capital Corporation, as a Lender, as the Swing Line Lender and as administrative agent (the “Receivables Facility”). The initial maximum commitment under the Receivables Facility is $250 million of which approximately $107 million is on a revolving basis and the balance is a term loan. The Receivables Facility has a term of three years.

Subject to obtaining the commitment of additional lenders, and the satisfaction of other customary conditions, the Receivables Facility may be increased up to a maximum amount of $500 million.

The full amount of the initial availability under the Receivables Facility was borrowed as of March 30, 2009. Subsidiaries of the Company that participate in the Receivables Facility (“Sellers”) transfer their receivables as a true sale to Financing pursuant the Receivables Sale Agreement dated as of March 27, 2009 (the “Receivables Sale Agreement”) and without recourse except for recourse for breaches of customary representations and warranties related to the receivables. Additional subsidiaries of the Company may become parties to the Receivables Facility, subject to the satisfaction of specified conditions. Upon becoming parties, receivables originated by these subsidiaries will be included in the receivables balance eligible for funding under the Receivables Facility and will be included in the calculation of available funding thereunder.

Availability of funding under the Receivables Facility depends primarily upon the outstanding trade accounts receivable balance of the Sellers. Aggregate availability is determined by using a formula that reduces the gross receivables balance by factors that take into account historical default and dilution rates, excessive concentrations and average days outstanding and the costs of the facility.

Interest Rates and Fees

Under the Receivables Facility, Financing is generally required to pay interest on the amount of each advance at the one month LIBOR rate, adjusted for statutory reserves, plus 4.50% per annum. Financing is required to pay a fee on the unused portion of the Receivables Facility of 1.00% per annum, payable monthly in arrears. In addition, the Company, acting as the initial receivables servicer, services, administers and collects receivables transferred pursuant to the Receivables Facility. Under the Receivables Facility, the Company receives a monthly servicing fee of 1.00% per annum of the daily average outstanding balance of the receivables under such facility, payable monthly in arrears by Financing.

The Receivables Facility may be terminated for material breaches of representations and warranties, bankruptcies of any Seller, the collection agent or Financing, a default by any Seller or Financing in the performance of any payment required to be made under the transaction documents, a merger or similar transaction involving Financing, cross acceleration under our other facilities, a change of control affecting the Company, and a failure to maintain a minimum fixed charge coverage ratio, among other reasons.

Guaranty and Security

The Company unconditionally guarantees the performance of the Sellers’ obligations under the Receivables Sale Agreement. All obligations under the Receivables Facility are secured by the receivables purchased by Financing under the Receivables Sale Agreement.

Accounting Treatment

The Receivables Facility will not be accounted for as a sale but as a financing on the consolidated financial statements of the Company. Notwithstanding the accounting treatment, the assets of Financing (including the receivables sold to it under the Receivables Sale Agreement) are separate from the assets of the Company and its other subsidiaries and will not be available to creditors of the Company or its other subsidiaries.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 is incorporated by reference into this Item 2.03.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

10.1	Credit and Security Agreement, dated as of March 27, 2009, by and among SunGard AR Financing LLC as the Borrower, the financial institutions signatory thereto from time to time as the Lenders, and General Electric Capital Corporation as a Lender, as the Swing Line Lender and as the Administrative Agent.

10.2	Receivables Sale Agreement, dated as of March 27, 2009, by and among each of the persons signatory thereto from time to time as Sellers, SunGard AR Financing LLC as the Buyer, and SunGard Data Systems Inc., as the Seller Agent.

10.3	Seller Support Agreement, dated as of March 27, 2009, by SunGard Data Systems Inc., in favor of SunGard AR Financing LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNGARD DATA SYSTEMS INC.

Date: April 2, 2009	By:	/s/ Michael J. Ruane
Michael J. Ruane
Senior Vice President-Finance and Chief Financial Officer

EXHIBIT INDEX

The following is a list of Exhibits furnished with this report.

Exhibit No.	Description
10.1	Credit and Security Agreement, dated as of March 27, 2009, by and among SunGard AR Financing LLC as the Borrower, the financial institutions signatory thereto from time to time as the Lenders, and General Electric Capital Corporation as a Lender, as the Swing Line Lender and as the Administrative Agent.

10.2	Receivables Sale Agreement, dated as of March 27, 2009, by and among each of the persons signatory thereto from time to time as Sellers, SunGard AR Financing LLC as the Buyer, and SunGard Data Systems Inc., as the Seller Agent.

10.3	Seller Support Agreement, dated as of March 27, 2009, by SunGard Data Systems Inc., in favor of SunGard AR Financing LLC.